

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Dennis L. Higgs
President
Austin Gold Corp.
1021 West Hastings Street, 9th Floor
Vancouver, BC
Canada V6C 0C3

>   **Re: Austin Gold Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 10, 2021**
>   **File No. 333-260404**

Dear Mr. Higgs:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A1 filed November 10, 2021

Financial Statements
Note 10 - Subsequent Events, page F-22

1.   We note your disclosure on page 1 stating that on October 25, 2021, you completed a consolidation of your common shares on a 3:1 basis, although disclosure in Note 10 indicates that shares and other equity instruments in your financial statements are shown on a pre-consolidated basis.

   Tell us why you have not adjusted the share based information in your annual and interim financial statements, on a retrospective basis, as would appear to be necessary to conform to the guidance in paragraph 64 of IAS 33, and SAB Topic 4:C.

<u>General</u>

2. We note your disclosure that you have granted the underwriter an option to purchase up to an additional 450,000 common shares. However, it does not appear that such shares have been included in the calculation of the proposed maximum aggregate offering price in your fee table. Similarly, it does not appear that the shares that may be issuable upon the exercise of additional Underwriter Warrants issued if the underwriter exercises the overallotment option have been included in such proposed maximum aggregate offering price. Please advise.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551- 3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jason Brenkert